UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-08739
CUSIP NUMBER 121579106

(Check One) □ Form 10-K □ Form 20-F □ Form 11-K ☒ Form 10-Q
□ Form 10-D □ Form N-SAR □ Form N-CSR

For Period Ended: February 26, 2005

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant:

BURLINGTON COAT FACTORY WAREHOUSE CORPORATION

Former Name if Applicable:
_____________________________________________________

Address of Principal Executive Office
1830 Route 130 Burlington, New Jersey 08016
(Street and Number) (City, State and Zip Code)

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report of portion thereof, could not be filed within the prescribed time period.

On April 4, 2005, the Registrant, with the concurrence of the Audit Committee of the Board of Directors of the Registrant, concluded that certain portions of the Registrant's previously issued financial statements for each of the fiscal years ended May 29, 2004, May 31, 2003 and June 1, 2002, and for the first two quarters of fiscal 2005 should be restated as a result of a recent letter issued by the Securities and Exchange Commission regarding the application of generally accepted accounting principles for lease accounting.

Historically, when accounting for leases with renewal options, the Registrant recorded rent expense on a straight-line basis over the fixed initial term, with the term commencing when rental payments actually began, and computed depreciation/amortization on the related leasehold improvements and other long-lived assets located on these properties over their useful lives. The Registrant has determined that, in the restated financial statements and going forward, it will recognize rent expense on a straight-line basis over the expected lease term, including rent holidays and option periods where exercise of such option periods can be reasonably assured. In addition, the commencement date of the period over which the rental expense will be recognized will be the earlier of the date on which the Registrant becomes legally obligated for rental payments or the date on which the Registrant takes possession of the property. The resulting adjustments will not affect historical or future cash flows or timing of payments under pertinent leases.

In addition, the Registrant previously netted lease incentives received from the lessor for the reimbursement of costs of leasehold improvements against the incurred capital expenditures. The Registrant has determined that, in the restated financial statements and going forward, it will account for these lease incentives by recording them as deferred rent and amortizing them over the lease term.

For further explanation of the anticipated restatement, reference is made to the Form 8-K filed by the Registrant on April 6, 2005, including the press release attached thereto as Exhibit 99.1.

The Registrant will file with the Securities and Exchange Commission amendments to its Annual Report on Form 10-K for the fiscal year ended May 29, 2004 and to each of its Quarterly Reports on Form 10-Q for the quarters ended August 28, 2004 and November 27, 2004 to reflect the restated financial statements described in this report. The Registrant will prepare and anticipates that it will file the amendments prior to filing of the Form 10-Q for the third quarter of fiscal 2005. Due to the time and effort involved in fully determining the impact of necessary adjustments on the Registrant's previously issued financial statements and on its financial statements for the quarter ended February 26, 2005, the Registrant has experienced delays in the preparation of its Form 10-Q for the quarter ended February 26, 2005 and is therefore unable to file the Form 10-Q by the prescribed due date of April 7, 2005. The Registrant cannot eliminate the reasons for its inability to file the foregoing Report without unreasonable effort and/or expense. The Registrant will file the foregoing Report no later than the fifth calendar day following the prescribed due date of the Form 10-Q.

PART IV
OTHER INFORMATION
  Name and telephone number of person to contact in regard to this notification:

  Robert L. LaPenta, Jr.
  (Name)

  (609) 387-7800, Extension 1216
  (Area Code) (Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
  ☒ Yes □ No
  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes □ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consolidated net sales from continuing operations for the three months ended February 26, 2005 were approximately $969.6 million, compared with $851.0 million for the corresponding period of last year, a 13.9% increase. Comparative store sales for the three months ended February 26, 2005 increased 8.4%, and includes the 10.1% comparative store sales increase for the month of December 2004. The increase in comparative store sales was in part the result of colder temperatures throughout the country compared with the prior year.

Consolidated net sales from continuing operations for the nine months ended February 26, 2005 were approximately $2.418 billion, compared with $2.159 billion for the corresponding period of last year, a 12.0% increase. These results reflect a 5.8% comparative store sales increase for the nine month period ended February 26, 2005.

Prior to completing its review of accounting for leases as described in Part III above, the Registrant is unable, except as set forth above, to reasonably estimate any anticipated significant change in results in operations from the corresponding period of the last fiscal year.

Burlington Coat Factory Warehouse Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: April 7, 2005	/s/ Robert L. LaPenta Robert L. LaPenta Vice President - Chief Accounting Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).